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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                             Network Commerce, Inc.

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                                (Name of Issuer)
                          Common Stock, par value $.001

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                         (Title of Class of Securities)
                                    82508R105

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                                 (CUSIP Number)
                                September 5, 2000

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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[ x ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  82508R105
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     1. Names of Reporting Persons                              Bret R. Maxwell
        I.R.S. Identification Nos. of above persons (entities only)
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     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [   ]
        (b) [ x ]
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     3. SEC Use Only
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     4. Citizenship or Place of Organization                    United States
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Number of               5.    Sole Voting Power                   118,793
Shares                  --------------------------------------------------------
Beneficially            6.    Shared Voting Power               1,912,131
Owned by                --------------------------------------------------------
Each Reporting          7.    Sole Dispositive Power              118,793
Person With             --------------------------------------------------------
                        8.    Shared Dispositive Power          1,912,131
                        --------------------------------------------------------

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     9. Aggregate Amount Beneficially Owned by Each Reporting Person   2,030,924
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     10. Check if the Aggregate Amount in Row (9)Excludes Certain Shares     [ ]
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     11. Percent of Class Represented by Amount in Row (9)                 3.26%
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     12. Type of Reporting Person (See Instructions)                          IN
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



CUSIP No.  82508R105
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     1. Names of Reporting Persons    Environmental Private Equity Fund II, L.P.
        I.R.S. Identification Nos. of above persons (entities only)   36 3830765
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     2. Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [   ]
           (b) [ x ]
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     3. SEC Use Only
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     4. Citizenship or Place of Organization                    Delaware
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Number of               5.    Sole Voting Power                 956,065.5
Shares                  --------------------------------------------------------
Beneficially            6.    Shared Voting Power               0
Owned by                --------------------------------------------------------
Each Reporting          7.    Sole Dispositive Power            956,065.5
Person With             --------------------------------------------------------
                        8.    Shared Dispositive Power          0
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     9. Aggregate Amount Beneficially Owned by Each Reporting Person   956,065.5
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     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]
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     11. Percent of Class Represented by Amount in Row (9)                 1.54%
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     12.   Type of Reporting Person (See Instructions)                        PN
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
CUSIP No.  82508R105
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      1.   Names of Reporting Persons            The Productivity Fund III, L.P.
           I.R.S. Identification Nos. of above persons (entities only)51 0369223
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      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [    ]
           (b) [ x ]
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      3.   SEC Use Only
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      4.   Citizenship or Place of Organization                 Delaware
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Number of               5.    Sole Voting Power                 956,065.5
Shares                  --------------------------------------------------------
Beneficially            6.    Shared Voting Power               0
Owned by                --------------------------------------------------------
Each Reporting          7.    Sole Dispositive Power            956,065.5
Person With             --------------------------------------------------------
                        8.    Shared Dispositive Power          0

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     9. Aggregate Amount Beneficially Owned by Each Reporting Person   956,065.5
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     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]
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     11. Percent of Class Represented by Amount in Row (9)                 1.54%
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     12. Type of Reporting Person (See Instructions)                          PN
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


THIS SCHEDULE AMENDS A SCHEDULE 13G FILED FEBRUARY 14, 2000, AS AMENDED BY AMENDMENT NO. 1 TO SCHEDULE 13G FILED FEBRUARY 14, 2001 (AS AMENDED, THE "ORIGINAL 13G"). ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THE ORIGINAL 13G.

Item

4.   Ownership

     (a)  Amount beneficially owned

          Maxwell is the record owner of 118,793 shares (which number includes 50,000 common stock options at an exercise price of $7.00 per share and 20,000 common stock options at an exercise price of $3.88 per share). EPEF II is the record owner of 956,065.5 shares. PF III is the record owner of 956,065.5 shares.

     (b)  Percent of Class

          Maxwell is the record owner of 0.19%, based upon 62,253,852 shares outstanding, and may be deemed the beneficial owner of 3.07%, based upon 62,253,852 shares outstanding. EPEF II is the record owner of 1.54%, based upon 62,183,852 shares outstanding. PF III is the record owner of 1.54%, based upon 62,183,852 shares outstanding. The shares used to calculate these percentages were reported outstanding on Issuer's 11/13/00 Form 10Q EDGAR filing.

     (c)  Number of shares as to which the person has

          (i)   Sole power to vote or direct the vote
                Maxwell 118,793 shares
                EPEF II 956,065.5 shares
                PFIII 956,065.5 shares

          (ii)  Shared power to vote or direct the vote
                Maxwell 1,912,131 shares

          (iii) Sole power to dispose or to direct the disposition of Maxwell 118,793 shares
                EPEF II 956,065.5 shares
                PFIII 956,065.5 shares

          (iv) Shared power to dispose or to direct the disposition of Maxwell 1,912,131 shares

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        Date: March 21, 2001

                        ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.
                        a Delaware Limited Partnership

                        By: Environmental Private Equity Management Company II, L.P., its general partner

                        By: First Analysis Environmental Management Company II, its managing general partner

                        By:       /s/ BRET R. MAXWELL
                             ----------------------------------------
                             Bret R. Maxwell, a general partner



                        THE PRODUCTIVITY FUND III, L.P.
                        a Delaware Limited Partnership

                        By: First Analysis Management Company III, LLC, its general partner

                        By:       /s/ BRET R. MAXWELL
                             ----------------------------------------
                             Bret R. Maxwell, managing member


                                  /s/ BRET R. MAXWELL
                        ---------------------------------------------
                        BRET R. MAXWELL